Exhibit (h)(9)

BOARD RESOLUTIONS REGARDING EXPENSE LIMITATION ARRANGEMENTS

In connection with the agreement by Legg Mason Partners Fund Advisor, LLC to waive fees and/or reimburse operating expenses of each of Western Asset Premier Institutional Government Reserves, Western Asset Premier Institutional Liquid Reserves and Western Asset Premier Institutional U.S. Treasury Reserves (each, a “New Feeder Fund”) to the amounts presented to and described to the Board of Trustees (as summarized below), the following resolutions were duly adopted by the Board of Trustees of the Registrant and have not been modified or rescinded:

Fee Waiver and Recoupment Arrangement for the New Feeder Fund

WHEREAS:

The Manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and acquired fund fees and expenses) to the extent necessary so that the total annual operating expenses (with the foregoing exclusions) for each class of the New Feeder Funds would not exceed the amounts specified below, subject to recapture as described below:

Share Class	Expense Cap
Capital	0.12%
Premium	0.14%

Now therefore, as to each such class of the New Feeder Funds, be it:

RESOLVED: That the Board approves and agrees to this arrangement, subject to the following:

•

That this arrangement will continue for the New Feeder Funds until December 31, 2020, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

•	That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or the New Feeder Funds at any time;

•

That the Manager is permitted to recapture any such amounts waived or reimbursed to a class of a New Feeder Fund during the same fiscal year in which the Manager earned the fee or incurred the expense if the class’s total annual operating expenses have fallen to a level below the limit described above; and

•

That in no case will the Manager recapture any amount that would result, on any particular business day of a New Feeder Fund, in the class’ total annual operating expenses exceeding the limit described above or any other limit then in effect; and be it further

RESOLVED: That the officers of the Trust are hereby authorized to include disclosure as appropriate to reflect the foregoing resolutions in the Summary Prospectus, the Prospectus and the Statement of Additional Information of the New Feeder Funds, and to include such related information as said officers may deem appropriate; and be it further

RESOLVED: That the officers of the Trust are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.